Exhibit 23(b)(ii)

AMENDMENT TO BY-LAWS OF

STRATTON MONTHLY DIVIDEND REIT SHARES, INC.

Pursuant to § 2-109(b) of the Maryland General Corporation Law and Section 6.02 of the By-Laws of Stratton Monthly Dividend REIT Shares, Inc. (the “Corporation”), effective June 17, 2003, the By-Laws of the Corporation shall be amended as follows:

Section 2.01 shall be amended and restated in its entirety as follows:

Section 2.01. Number, Qualifications and Term of Office. The Board of Directors shall consist of such number of directors as may be determined from time to time by resolution of the Board of Directors, but shall not be fewer than the minimum number permitted by applicable laws nor more than fifteen. Each director shall serve until the next annual meeting of the stockholders and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal. Directors of the corporation need not be residents of Maryland or stockholders of the Corporation. Any person elected or appointed on or after June 17, 2003 to serve as a director shall no longer be qualified to serve as a director beginning on January 1 of the year following the year in which such director attains age 72.

The foregoing amendment to the By-Laws of the Corporation was duly approved by resolution of the Board of Directors at a meeting held on June 17, 2003.